August 12, 2016
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:      Ormat Technologies, Inc.
Form 10-K for the Year Ended December 31, 2015
Response Dated July 14, 2016
File No. 1-32347

Ormat Technologies, Inc. (the "Company", "we", or "our") acknowledges receipt of the letter dated July 28, 2016 (the "Second Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission").
Set forth below are the Staff's comments contained in the Second Staff Letter (in bold face type) followed by our responses.

Notes to Consolidated Financial Statements

Foreign currency translation, page 136

1. We have reviewed your response to comment 7, including your proposed future disclosure. Since foreign currency translation adjustments are recorded within other comprehensive income and foreign currency transaction gains and losses are recorded within income pursuant to ASC 830-20-35, please revise your disclosures and statement of operations line item to remove reference to "translations" being recorded within income.

The Company will revise its disclosures and statement of operations line item to remove reference to "translations" being recorded within income in its future reports pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Note 21 – Business Segments, page 187

ORMAT TECHNOLOGIES, INC.
6225 Neil Road ●	Reno, NV 89511-1136 ●	Phone : (775) 356-9029 ●	Fax : (775) 356-9039
E-mail: ormat@ormat.com		Web site: http://www.ormat.com

Ms. Jennifer Thompson	2	August 12, 2016

2. We have reviewed your responses to comments 1 and 10, noting that your "profitability varies by geographic region." Considering electricity prices and the availability factor of some of your domestic plants are "significantly lower" than that of your foreign power plants and your domestic power plants have a higher cost of revenues than your foreign plants, it appears that your foreign and domestic electricity operations have dissimilar economic characteristics. Please tell us how you determined that your Electricity reportable segment does not contain multiple operating segments by addressing the following comments. Please note that information pertaining to your Products segment can be excluded from this assessment.

•	Tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to the CODM.

Ormat's major operational and financial decisions are made by its CEO in consultation with the CFO, collectively the CODM.  As it relates to major operational and financial decisions for the Electricity segment, the role of the CODM is to focus on the decisions that will maximize the internal rate of return of deployable capital.  The CODM considers decisions relating to potential acquisitions, development, construction and financing of new power plants, and expansion or overhauls of existing power plants.

In addition to the CFO being a direct report to the CEO, the CEO's direct reports also include the following executive and other officers of the Company:

a)	Executive Vice President – Electricity Segment, Mr. Zvi Krieger
b)	Executive Vice President – Product Segment, Mr. Shlomi Argas
c)	Executive Vice President Business Development Sales and Marketing, Mr. Bob Sullivan
d)	Executive Vice President – Production, Mr. Erez Klein
e)	Executive Vice President Engineering, Mr. Simon Hatzir
f)	Vice President HR – Ms. Liat Arad-Inbar
g)	General Counsel – Ms. Lynn Alster
h)	IT Manager – Mr. Meir Moshka

•	Identify and describe the role of each of your segment managers.

FASB ASC 280-10-50-7 provides that "[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title."

The Company believes that Mr. Krieger, as the Executive Vice President – Electricity Segment and Mr. Argas, as the Executive Vice President – Product Segment meet the definition of "segment manager" for the Company's Electricity and Product segments, respectively.

The Electricity segment manager is responsible for overseeing the operating activities, financial results and forecasts for all of the Company's power plants, regardless of location.  Operational decisions for the Electricity segment are frequent and include, but are not limited to, decisions relating to employee matters and labor allocation, maintenance and repairs and certain safety related matters. The segment manager makes these types of operational decisions in consultation with his direct reports (unlike capital deployment decisions which are made by the CODM).  The Electricity segment manager is directly accountable to, and maintains regular contact with the CEO with respect to his areas of responsibility and will provide updates of certain, but not all of, the various day-to-day operating decisions that have been made at our power plants so as to keep the CEO informed of the results of the Electricity segment.

Ms. Jennifer Thompson	3	August 12, 2016

The Product segment manager is responsible for overseeing the timely delivery and performance quality of our products, managing costs and expenses actually incurred to complete customer orders compared to the costs and expenses originally budgeted for such orders, regardless of location, and reporting the Product segment's overall results.  The Product segment manager provides regular updates of the performance of the Product segment at weekly and monthly meetings with the CODM.

•
Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The CODM meets with the Executive Vice Presidents, as a group, formally once a week and in addition, formally once a month. The CEO also meets weekly with each of the Executive Vice Presidents individually on an informal basis in order to stay informed as to current activities in their respective areas of responsibility.  The CEO meets with his three other direct reports periodically and on an as-needed basis.

For the weekly meeting with the group of Executive Vice Presidents, there are no formal reports prepared, rather a weekly discussion agenda is prepared and discussion topics vary based upon the various operating developments that require updating to the CODM.

The financial and operational information prepared and provided at the monthly meetings for the Electricity segment are (i) actual vs. budget for megawatt generation by power plant and in the aggregate, (ii) actual vs. budget for revenue by power plant and in the aggregate, (iii) actual vs. budget for total expenses by power plant and in the aggregate, and (iv) actual vs. budget for EBITDA by power plant and in the aggregate.  For each of the above items (i) – (iv), the information is also subtotaled for our domestic power plants and for our foreign power plants.

The Electricity segment financial information consists only of generation in megawatt hours ("MWh"), revenues, expenses, gross margin and EBITDA.  There is no discrete balance sheet or cash flow for the Electricity segment as a whole or for either the domestic or foreign operations within the Electricity segment.

During the monthly meetings, the Electricity segment manager informs the CODM of the overall financial results of the Electricity segment.  He also provides updates to the CODM as to the results of individual plants to the extent that they represent larger drivers in any material budget to actual variances.  This level of detail is provided to support the explanations for the material variances (if any) in the segment.  The particular power plant or plants that drive overall segment variances may differ from month to month.  By providing the individual power plant information, the segment manager can quickly point to which power plants may be driving the variance in the overall Electricity segment results for that month and also report on operating decisions that were made by the segment manager and his team with respect to the individual power plants driving variances.  The information is not necessarily provided for the CODM to make operating decisions at the individual power plants (see discussion of the roles and responsibilities of the CODM and segment manager as described under the first and second bullet points above).

Ms. Jennifer Thompson	4	August 12, 2016

•	Tell us who is held accountable for each power plant or each subset of power plants, along with the title and role of the person each of these individuals reports to in the organization.

The Electricity segment manager has two managers that report to him.  These direct reports are (i) the Vice President of Operations, Mr. Ohad Zimron, who oversees our domestic power plants, and (ii) the Director of Operations, Mr. Ezra Zemach, who oversees our foreign power plants.  The reason for the split of responsibilities between these two managers regarding domestic and foreign power plants was principally decided as a way to manage the workload and improve real-time handling of required decision-making, given the different time zones in which the power plants are located, not necessarily due to any differences between the economic characteristics or geographies of the plants.  These two managers have individual power plant managers that report to each of them.  Both managers reside in the U.S. and have certain overlap in responsibilities as they share various functions.  As such, Mr. Zimron and Mr. Zemach work closely together in resolving certain issues and matters for all of the Company's power plants.  In addition, there are global meetings that include all of the power plant managers and there are also frequent discussions between Mr. Zimron and Mr. Zemach and the power plant managers on technical and operational issues in order to facilitate technical and engineering information sharing for the benefit of the entire Electricity segment.  In addition, there are certain functions that are within the Electricity segment that serve all of the power plants regardless of geographic location.  Those functions include engineering, wellfield maintenance and drilling.  Further, within the Electricity segment, there is a Senior Finance Director who provides financial planning and analysis for the entire segment.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

The financial information for the Electricity segment that is provided to the CODM is prepared on a monthly basis and is described in the response under the third bullet point above.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Our Board of Directors (the "Board") receives a quarterly presentation with regard to the Electricity segment.  The financial information in the quarterly presentation to the Board includes the following:

Ms. Jennifer Thompson	5	August 12, 2016

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Total budget and actual megawatt production for the Electricity segment (this information is also provided for the individual power plants along with their respective gross margin percentage and price per megawatt, with subtotals for domestic and foreign power plants)

-	Budget vs. actual comparison for total revenues for the Electricity segment

-	Budget vs. actual comparison for total expenses for the Electricity segment

-	Budget vs. actual comparison for total EBITDA for the Electricity segment

-	A description of any individually large drivers of material budget vs. actual variances

The Company is covered by several sell-side analysts that issue research reports and updates on the Company.  The reports that are issued and the models used by the analysts look at the Electricity segment as a whole and do not separate between individual power plants or the geographic location of power plants.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Budgets for the Electricity segment are initially prepared on a plant-by-plant basis by the respective power plant managers in consultation with the Electricity segment Senior Finance Director (the role of the Senior Finance Director is described under the fourth bullet point above).  Each power plant's annual revenue budget is based upon estimated megawatt production for the upcoming year and pricing assumptions based upon the relevant power purchase agreement ("PPA").  Each power plant also builds an annual expense budget using a global standard template with numerous detailed expense categories.  Upon the completion of the initial individual power plant budgets by the appropriate plant manager, Mr. Zimron and Mr. Zemach review the budgets with the plant managers and adjustments are made.  Following that review process, the individual plant budgets are then presented to the Executive Vice President of the Electricity segment for additional review and adjustment.  This process generally occurs over a 2 month period.  Following the completion of the review by the Electricity segment manager and his direct reports, the total consolidated Electricity segment budget is submitted to the CODM for final review and comment prior to finalization. We note that while the consolidated Electricity segment budget does include individual power plant budgets, the scope of changes to the budget by the CODM are risk-based in nature and focus on uncertainties related to items such as megawatt generation, whether planned maintenance shutdowns should be scheduled, variable pricing in certain PPAs, cost assumptions for any material maintenance or timing or cost of planned drilling activities.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Ms. Jennifer Thompson	6	August 12, 2016

The level of detail communicated to the CODM, including the frequency of discussions when actual results differ from budgets is described in the response under the third bullet point above.  Also, as discussed in the response under the third bullet point above, the Electricity segment manager meets with the CODM each month to discuss segment results, but on occasion one or both of his direct reports may join the meeting to discuss segment results with the CODM.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

The compensation of the Executive Vice President of the Electricity segment is comprised of a base salary, as well as bonus.  The bonus component is based on various parameters that include targets for (i) the Company's overall EBITDA performance, (ii) EBITDA performance of the Electricity segment as a whole and (iii) the overall performance of the group that is responsible for exploration and drilling.  There are no bonus targets that are based on, or otherwise related to, domestic or foreign Electricity segment results.

The compensation of each of the other Executive Vice Presidents that are direct reports to the CODM are similarly comprised of a base salary, as well as bonus.  The bonus component may vary based on the particular direct report's area of responsibility, but includes the Company's overall revenue and adjusted EBITDA performance, and other relevant considerations for the applicable function.  None of these compensation packages include salary or bonus elements that are keyed off results or achievements of domestic versus foreign operations.

Conclusion

As discussed above, based upon the structure of our organization (i.e., CODM with distinct segment managers), the nature of the decision making responsibilities at the various levels within the organization, including the manner in which the CODM allocates resources between the operating segments and the way the CODM assesses performance of the Electricity operating segment, management maintains that the Electricity segment does not contain multiple operating segments.

Ms. Jennifer Thompson	7	August 12, 2016

Very truly yours,

/s/ Doron Blachar

Doron Blachar Chief Financial Officer Ormat Technologies, Inc.
cc:	Securities and Exchange Commission
Young Kim
Andrew Blume

Chadbourne & Parke LLP
Noam Ayali, Esq.
Charles E. Hord, III, Esq.